UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 13, 2017

Lombard Medical, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Commission File Number 001-36402

N/A

(Translation of Registrant’s Name into English)

Cayman Islands	3841	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Lombard Medical House

4 Trident Park

Didcot

Oxfordshire OX11 7HJ

+44-1235-750849

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry Into a Material Definitive Agreements

On October 13, 2017 Lombard Medical, Inc. (the “Company”) entered into a third amendment (the “Amendment”) to its loan and security agreement dated as of April 24, 2015, as amended by the First Amendment to its Loan Agreement dated as of July 30, 2015, and the Second Amendment to Loan and Security Agreement dated as of May 31, 2017 (altogether, the “Loan Agreement”) by and among Oxford Finance LLC, a Delaware limited liability company (“Oxford”), as collateral agent and one of the lenders, lenders listed in the Loan Agreement and Lombard Medical Technologies Inc., a Delaware corporation (“LM Technologies”) and Altura Medical, Inc., a Delaware corporation (“Altura”), both LM Technologies and Altura are subsidiaries of the Company and the “Borrowers” under the Loan Agreement. The Company is the guarantor under the Loan Agreement. The Amendment, among other things, (1) changes the repayment terms such that starting October 1, 2017 for the periods specified in the Amendment, the Borrowers shall make monthly payments of interest only and (2) extends the maturity date of the loan to April 1, 2020, if the Company is unable to raise additional capital by February 1, 2018, or to September 1, 2020, if the Company is able to raise additional capital by February 1, 2018.

On October 13, 2017 the Company, LM Technologies and Lombard Medical Limited, a subsidiary of the Company (“LM Limited”), also entered into a deed of confirmation with Oxford, as collateral agent, to confirm that each of the security documents, guarantee and indemnity previously provided remain in full force and effect and is a continuing security, guarantee and indemnity (respectively) for the liabilities of the Borrowers to the lenders, under the Amendment.

On October 13, 2017 LM Technologies, LM Limited and Oxford also entered into an IP Security Agreement to provide continuing security for secured liabilities (as defined in the IP Security Agreement).

On October 13, 2017 the Borrowers also entered into an intellectual property security agreement with Oxford and other lenders listed in the Loan Agreement to grant to Oxford and the lenders security interest in certain collateral listed in the intellectual property security agreement.

On October 13, 2017 the Borrowers also entered into a success fee letter agreement with Oxford providing for payment of an additional fee on the occurrence of certain events, including maturity date of the Loan Agreement, acceleration or prepayment of the loans or a liquidity event (as defined in the success fee letter agreement).

The foregoing descriptions of the Amendment, the deed of confirmation, the IP security agreement, the intellectual property security agreement and the success fee letter do not purport to be complete and are qualified in their entirety by reference to the full text of the Loan Agreement, the deed of confirmation, the IP security agreement, the intellectual property security agreement and the success fee letter, copies of which are filed herewith as Exhibits 10.4, 10.5, 10.6, 10.7 and 10.8, respectively.

Creation of a Direct Financial Obligation

The information set forth above regarding the Amendment is incorporated by reference herein.

Financial Statements and Exhibits

See Exhibit Index

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

Date: October 19, 2017	By:	/s/ Kurt Lemvigh
Kurt Lemvigh
Chief Executive Officer

[Signature Page to Form 6-K]

EXHIBIT INDEX

Exhibit	Description

10.1	Loan and Security Agreement, dated as of April 24, 2015, by and among Oxford Finance LLC, the lenders party thereto and Lombard Medical Technologies, Inc. (included as Exhibit 4.3 to our Registration Statement on Form F-3 filed on January 13, 2016 and incorporated herein by reference)

10.2	Consent and First Amendment to Loan Agreement, dated as of July 30, 2015, by and among Oxford Finance LLC, the lenders party thereto, Lombard Medical Technologies, Inc. and Altura Medical, Inc. (included as Exhibit 4.2 to our Registration Statement on Form F-3 filed on January 13, 2016 and incorporated herein by reference)

10.3	Second Amendment to Loan and Security Agreement, dated as of May 31, 2017, by and among Oxford Finance LLC, the lenders party thereto, Lombard Medical Technologies, Inc. and Altura Medical, Inc.

10.4	Third Amendment to Loan and Security Agreement, dated as of October 13, 2017, by and among Oxford Finance LLC, the lenders party thereto, Lombard Medical Technologies, Inc. and Altura Medical, Inc.

10.5	Deed of Confirmation, dated as of October 13, 2017, by and among Oxford Finance LLC, Lombard Medical Technologies, Inc. and Lombard Medical Limited

10.6	IP Security Agreement, dated as of October 13, 2017, by and among Oxford Finance LLC, Lombard Medical Technologies, Inc. and Altura Medical, Inc.

10.7	Intellectual Property Security Agreement, dated as of October 13, 2017, by and among Oxford Finance LLC, Lombard Medical Technologies, Inc. and Altura Medical, Inc.

10.8	Success Fee Letter, dated as of October 13, 2017, by and among Oxford Finance LLC, Lombard Medical Technologies, Inc. and Altura Medical, Inc.